UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: March 11, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA, S.A. ANNOUNCES CONSUMMATION OF ITS EXCHANGE OF REGISTERED 8% SENIOR NOTES DUE 2011 FOR UNREGISTERED 8% SENIOR NOTES DUE 2011

MEXICO CITY, March 8, 2002 – Grupo Televisa, S.A. (NYSE: TV; BMV: TLEVISA CPO) announced today that on March 7, 2002, it consummated its previously announced offer to exchange its registered 8% Senior Notes due 2011 (the "New Notes") for its outstanding, unregistered 8% Senior Notes due 2011 (the "Old Notes"). Pursuant to the exchange offer, substantially all of the Old Notes were exchanged for New Notes, and an aggregate principal amount of U.S.$298,868,000 of the New Notes will be issued today, March 8, 2002, and an aggregate principal amount of U.S.$1,132,000 of the Old Notes remain outstanding.

This press release does not constitute an exchange offer for the New Notes. The offers were made solely by the Prospectus dated January 30, 2002.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

Investor Contacts:

In Mexico:

Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:

Adam Miller/Robert Malin
Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212)371-5999